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                                  UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


-------------------------------------------------------------------------------


                                  SCHEDULE 13G


                                 (RULE 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
              RULES 13d-1 (b), (c) and (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)


                             Carreker-Antinori Inc.
                             ---------------------
                                (Name of Issuer)


                                  Common Stock
                             ---------------------
                         (Title of Class of Securities)


                                   144433-10-9
                             ---------------------
                                 (CUSIP Number)








                                  June 20, 2000
                             ---------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]   Rule 13d-1(b)

[ ]   Rule 13d-1(c)

[ ]   Rule 13d-1(d)



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CUSIP No.  144433-10-9
           -----------

 ..............................................................................
1.      Names of Reporting Persons.

        Paul J. Schupf Associates

        I.R.S. Identification Nos. of above persons (entities only).

        ###-##-####
 ..............................................................................
2.      Check the Appropriate Box if a Member of a Group
 ..............................................................................
3.      SEC Use Only
 ..............................................................................
4.      Citizenship or Place of Organization                      USA
 ..............................................................................
                      5.       Sole Voting Power                  893,100
Number of Shares      ........................................................
Beneficially Owned    6.       Shared Voting Power                None
by Each Reporting     ........................................................
Person With           7.       Sole Dispositive Power             893,100
                      ........................................................
                      8.       Share Dispositive Power            None
 ..............................................................................
9.      Aggregate Amount Beneficially Owned by Each Reporting Person   893,100
 ..............................................................................
10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
 ..............................................................................
11.     Percent of Class Represented by Amount in Row (9)         4.81%
 ..............................................................................
12.     Type of Reporting Person          IA
 ..............................................................................





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ITEM 1(a).     NAME OF ISSUER:

               Carreker-Antinori Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               14001 N. Dallas Parkway,
               Suite 1100
               Dallas
               Texas 75240

ITEM 2(a).     NAME OF PERSON FILING:

               Paul J. Schupf Associates

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               P.O. Box 179
               27 Payne Street
               Hamilton, NY 133346

Item 2(c).     Citizenship:

               USA

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock

ITEM 2(e).     CUSIP NUMBER:

               144433-10-9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:


               [   ] Broker or dealer registered under section 15 of the Act
                     (15 U.S.C. 78o).

               [   ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                     78c).

               [   ] Insurance company as defined in section 3(a)(19) of the
                     Act (15 U.S.C. 78c).

               [   ] Investment company registered under section 8 of the
                     Investment Company Act of 1940 (15 U.S.C. 80a-8).

               [ X ] An investment adviser in accordance with
                     section 240.13d-1(b)(1)(ii)(E);

               [   ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);



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               [   ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

               [   ] A savings associations as defined in Section 3(b) of the
                     Federal Deposit Insurance Act (12 U.S.C. 1813);

               [   ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

               [   ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).


ITEM 4.  OWNERSHIP:

          This Amendment is intended to amend the Schedule 13(G) filings made as of December 31, 1999 and May 31, 2000. As of December 31, 1999 Paul J. Schupf Associates beneficially owned 1,570,000 Common Stock shares of Carreker-Antinori Inc., which represented 8.46% of aggregate outstanding shares of that class. The Common Stock shares held by Paul
          J. Schupf Associates did not fall below 5% nor increase to 10% or more as a result of purchases or dispositions until June 20, 2000, when Paul J. Schupf Associates disposed of a material number of such shares, reducing the number of Common Stock shares of Carreker-Antinori Inc. beneficially owned by Paul J. Schupf Associates to 893,100 , which represented 4.81% of aggregate outstanding shares of that class.

          Paul J. Schupf Associates has sole power to vote or direct the vote the entire holding and has sole power to dispose of or direct the disposal of the entire shareholding.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OF LESS OF A CLASS:        |X|

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.

ITEM 10. CERTIFICATION:


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          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   --------------------------------
                                                Date


                                   --------------------------------
                                          Paul J. Schupf
                                           [----------]



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